INX SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$	734,489
Prepaid expenses		28,550
Total Assets	$	763,039

LIABILITIES AND MEMBER CAPITAL

Accounts payable and accrued expenses	$	13,400
Total Liabilities		13,400
Member Capital		749,639
Total Liabilities and Member Capital	$	763,039